

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2019

Randoll Sze
Chief Financial Officer
Athenex, Inc.
1001 Main Street, Suite 600
Buffalo, NY 14203

      Re: Athenex, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed March 11, 2019
          File No. 001-38112

Dear Mr. Sze :

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Healthcare & Insurance